SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-52140

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Imperalis Holding Corp.
Address of principal executive office	1421 McCarthy Blvd.
City, state and zip code	Milpitas, CA 95035

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended September 30, 2022 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

David J. Katzoff	(949)	774-2570
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 6, 2022 (the “Closing Date”), the registrant (“IMHC”) closed on a transaction (the “Acquisition”) whereby the BitNile Holdings, Inc. (“Parent” or “BitNile”) (i) delivered to the registrant, all of the outstanding shares of common stock of TurnOnGreen Inc. (“TOGI”) held by the Parent, and (ii) eliminated all of the intercompany accounts between the Parent and TOGI evidencing historical equity investments made by the Parent to TOGI, in the approximate amount of $36 million, all in consideration for the issuance by the registrant to the Parent of an aggregate of 25,000 newly designated shares of Series A Preferred Stock (the “Series A Preferred Stock”), with each such share having a stated value of $1,000. The Series A Preferred Stock has an aggregate liquidation preference of $25 million, is convertible into shares of IMHC’s common stock, par value $0.001 per share (the “Common Stock”) at the Parent’s option, is redeemable by the Parent, and entitles the Parent to vote with the Common Stock on an as-converted basis. Immediately following the Acquisition, the TOGI became a wholly-owned subsidiary of the registrant.

The Acquisition between IMHC and TOGI, which were under common control of the Parent as of December 16, 2021, resulted in a change in reporting entity and required retrospective combination of the entities for all periods presented other than the three and nine months ended September 30, 2021 statements of operations and the 2021 statement of changes in stockholders’ equity, as if the combination had been in effect since the inception of common control. While the registrant is deemed to be the legal acquirer of TOGI, TOGI is considered the acquiror for accounting and financial reporting purposes. Consequently, the assets and liabilities and the historical operations that will be reflected in the financial statements prior to IMHC and TOGI being under common control will be those of TOGI, and it’s subsidiaries, and will be recorded at the historical cost basis of TOGI. The consolidated financial statements after completion of the Acquisition will include the assets and liabilities, historical operations and operations of IMHC, TOGI and its subsidiaries.

TOGI’s historical financial information for the three and nine months ended September 30, 2021 have been derived from TOGI’s consolidated financial statements and the related notes. IMHC’s historical financial information for the three and nine months ended September 30, 2021 have been derived from IMHC’s consolidated financial statements and the related notes, in IMHC’s Quarterly Report on Form 10-Q for the corresponding periods.

The registrant’s revenue decreased by $0.4 million to $3.9 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This was primarily due to certain customers delaying or canceling projects previously awarded.

Operating expenses increased by approximately $1.8 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The change was primarily due to rent, marketing, licensing fees, payroll fees, and IMHC operating expenses being included in the 2022 results (as the entities were not under the common control of the Parent during the 2021 period), increasing by $0.7 million, $0.3 million, $0.3 million, $0.3 million and $45,000, respectfully. These increases were driven by new sales office and facility rents, sponsoring efforts, product safety certification fees related to electric vehicle chargers, payroll taxes and benefits related to new hires, and the business combination completed in the third quarter of 2022, respectively.

During the nine month period ended September 30, 2022, IMHC was combined with certain entities under the common control of our Parent. As part of this change and during 2022 the newly formed entity has started issuing Preferred dividends which has resulted in a decrease in the net loss available to common stockholders of $0.1 million.

IMPERALIS HOLDING CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2022	/s/ David J. Katzoff
By: David J. Katzoff
Title: Chief Financial Officer